August 4, 2005

Josh Forgione

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 0409

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:         Heartland Payment Systems, Inc.

Registration Statement on Form S-1 (333-118073)

Dear Mr. Forgione:

On behalf of our client, Heartland Payment Systems, Inc. (the “Company”) and pursuant to our conversation last week, we are attaching herewith for your preliminary review the “Recent Developments” section that the Company proposes to include in Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 (File No. 333-118073) (the “Registration Statement”) on Monday August 8, 2005.  We would propose to include the new section in Management’s Discussion and Analysis of Financial Condition and Results of Operations after the discussion of New Accounting Standards on page 39.

Although we had originally discussed including financial information that would normally be included in an earnings release, the Company has been able to provide more fulsome disclosure in the “Recent Developments” section than originally anticipated.  However, the Company and the Company’s Chief Financial Officer and Chief Executive Officer are still reviewing the financial information in the Form 10-Q and the related footnotes.  The Company expects this review to be finalized upon completion of the road show.  Consequently, the Company does not expect to be able file the Form 10-Q for the quarter ended June 30, 2005 until Monday, August 15, 2005.

We greatly appreciate your agreeing to review and provide comments on the attached prior to our filing of Amendment No. 6.  If you have any further questions or need any further information regarding this filing, please contact the undersigned at (212) 415-9215 or Kevin T. Collins at (212) 415-9319.

Sincerely,

Nanci I. Prado

Recent Developments — Operating Results for the Three and Six Months Ended June 30, 2005

We have not yet finalized our financial statement close process for the quarter ended June 30, 2005. During the course of this process, we may identify items that would require us to make adjustments to our preliminary operating results discussed below. We have developed our preliminary operating results by reviewing our books and records in connection with our preparation of our quarterly report on Form 10-Q for the quarter ended June 30, 2005 by applying the same critical accounting policies which we applied in developing our historical financial statements and which are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.” However, we cannot assure you that our final results for the three and six month-periods ended June 30, 2005 will be consistent with those discussed below. As a result, the below discussion constitutes forward-looking statements and, therefore, we caution you that these statements are subject to risks and uncertainties, including possible adjustments to our preliminary operating results described above and those described under “Risk Factors” in this prospectus. We intend to file our June 30, 2005 quarterly report on Form 10-Q on August 15, 2005, which will contain our final results for the three and six month-periods ended June 30, 2005.  Consequently, we do not intend to furnish updated preliminary operating results.

Overview

For the three months ended June 30, 2005, we recorded net income of $4.4 million, a 128.1%, increase over net income of $1.9 million recorded for the three months ended June 30, 2004. Our processing volume for the three months ended June 30, 2005 increased by 37.1% to $8.5 billion, compared to $6.2 billion for the three months ended June 30, 2004. Primarily as a result of the increase in processing volume, our total net revenue for the three months ended June 30, 2005 increased by $60.4 million, or 40.5%, to $209.7 million, from net revenue of  $149.3 million for the three months ended June 30, 2004. The processing volume increase reflects the cumulative benefit of the net addition of new merchant accounts from 2004 to 2005, while the faster growth in net revenues also reflects interchange increases by Visa and MasterCard, which we pass through to our merchants. As of June 30, 2005, we processed transactions for 101,500 merchant locations, a 28.5% increase from the 79,000 merchant locations processed as of June 30, 2004.

For the six months ended June 30, 2005, we recorded net income of $7.1 million, a 74.0%, increase over net income of $4.1 million recorded for the six months ended June 30, 2004. Our processing volume increased by 36.3%, from $11.3 billion in the six months ended June 30, 2004 to $15.4 billion for the six months ended June 30, 2005. Our total net revenue for the six months ended June 30, 2005 increased by $109.1 million, or 40.3%, to $379.6 million, from net revenue of  $270.5 million for the six months ended June 30, 2004.

Diluted net income per share, based on 35,616,000 diluted shares, was $0.12 for the three months ended June 30, 2005 compared to $0.05, based on 33,032,000 diluted shares, for the three months ended June 30, 2004. For the six months ended June 30, 2005, diluted net income per share based on 35,344,000 diluted shares, was $0.20, compared to $0.12, based on 33,297,000 diluted shares, for the prior year six-months ended June 30, 2004.

Total stockholders’ equity at June 30, 2005 was $13.3 million, a $7.2 million, or 117.7%, increase over stockholders’ equity at December 31, 2004. On July 26, 2005, our board of directors and stockholders approved a two-for-one stock split of our common stock. All common shares, per share and conversion amounts related to stock options, warrants and convertible participating preferred stock have been adjusted to reflect the stock split for all periods presented. The Board of Directors and stockholders also increased the number of authorized shares of common stock to 100,000,000 and the number of shares authorized under our 2000 Equity Incentive Plan to 11,000,000.

Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004

The following table shows certain income statement data as a percentage of revenue for the periods indicated (in thousands of dollars):

	Three Months Ended June 30, 2005	% of Total Net Revenue	Three Months Ended June 30, 2004	% of Total Net Revenue
					Change
					Amount	%
Revenue:
Gross processing revenue	$206,728	98.6%	$147,693	98.9%	$59,035	40.0%
Other revenue, net	2,963	1.4%	1,604	1.1%	1,359	84.7%
Total net revenue	209,691	100.0%	149,297	100.0%	60,394	40.5%
Costs of Services:
Interchange	153,134	73.0%	109,074	73.1%	44,060	40.4%
Dues and assessments	7,899	3.8%	5,749	3.9%	2,150	37.4%
Processing and servicing	22,532	10.7%	16,868	11.3%	5,664	33.6%
Customer acquisition costs	7,400	3.5%	5,327	3.6%	2,073	38.9%
Depreciation and amortization	1,326	0.6%	993	0.7%	333	33.5%
Total costs of services	192,291	91.7%	138,011	92.4%	54,280	39.3%
Selling and administrative	9,290	4.4%	7,427	5.0%	1,863	25.1%
Total expenses	201,581	96.1%	145,438	97.4%	56,143	38.6%
Income from operations	8,110	3.9%	3,859	2.6%	4,251	110.2%
Other income (expense):
Interest income	111	0.1%	42	—	69	164.3%
Interest expense	(538)	(0.3)%	(315)	(0.2)%	(223)	(70.8)%
Fair value adjustment for warrants with mandatory redemption provisions	(202)	(0.1)%	(211)	(0.1)%	9	4.3%
Other, net	(28)	—	—	—	(28)	—
Total other income (expense)	(657)	(0.3)%	(484)	(0.3)%	(173)	(35.7)%
Income before income taxes	7,453	3.6%	3,375	2.3%	4,078	120.8%
Provision for income taxes	3,072	1.5%	1,454	1.0%	1,618	111.3%
Net income	$4,381	2.1%	$1,921	1.3%	$2,460	128.1%

Revenue.   Total net revenue increased 40.5% from $149.3 million for the three months ended June 30, 2004 to $209.7 million for the three months ended June 30, 2005, primarily as a result of a 40.0% increase in our gross processing revenue from $147.7 million for the three months ended June 30, 2004 to $206.7 million for the three months ended June 30, 2005. Our processing volume for the three months ended June 30, 2005 increased 37.1% to $8.5 billion, compared to $6.2 billion for the three months ended June 30, 2004. These increases in gross processing revenue and processing volume were primarily attributable to a net increase in merchant accounts, with the number of merchant accounts growing by 28.5% from 79,000 as of June 30, 2004 to 101,500 as of June 30, 2005. The increase in new merchant accounts during this period was primarily the result of the growth in our sales force, combined with improved production from our existing sales force. The sales force grew by 14.2% from 789 at June 30, 2004 to 901 at June 30, 2005. Gross processing revenue also includes payroll processing fees, which increased by 25.0% from $0.8 million for the three months ended June 30, 2004 to $1.0 million for the three months ended June 30, 2005. Total net revenue also includes other revenue, net which increased by 84.7% from $1.6 million for the three months ended June 30, 2004 to $3.0 million for the three months ended June 30, 2005. The increase in other revenue was primarily due to increases in annual fees, and equipment related income.

Costs of services.  Costs of services increased 39.3% from $138.0 million for the three months ended June 30, 2004 to $192.3 million for the three months ended June 30, 2005 due primarily to an increase in interchange fees, which resulted from higher processing volume. Cost of services represented 91.7% and 92.4% of total net revenue for the three months ended June 30, 2005 and 2004, respectively. Interchange fees represented 73.0% of total net revenue for the three months ended June 30, 2005 and 73.1% of total net revenue for the three months ended June 30, 2004. Dues and assessments increased 37.4% from $5.7 million for the three months ended June 30, 2004 to $7.9 million for the three months ended June 30, 2005 due to the increased processing volume. As a percentage of total net revenue, dues and assessments declined from 3.9% to 3.8% for the three months ended June 30, 2004 and 2005, respectively.

Processing and servicing expense increased by $5.7 million, or 33.6%, in the three months ended June 30, 2005 compared to the three months ended June 30, 2004 and as a percentage of total net revenue declined from 11.3% for the three months ended June 30, 2004 to 10.7% for the three months ended June 30, 2005. The increase in processing and servicing expense was due primarily to costs associated with increased volume, a $1.7 million increase in residual commission payments to our Relationship Managers and sales managers related to their portion of the growth in our gross margin, and the addition of 26 sales, risk and underwriting support personnel in the service center. Since our sales organization is 100% commission-based, increases in processing income directly impact commissions in cost of services. Processing and servicing as a percentage of total net revenue decreased primarily due to improved merchant pricing, leveraging the lower costs of our internally developed front-end processing system, HPS Exchange, and growth in our services center staff that was slower than our revenue growth. Over 65% of new merchants installed during the three months ended June 30, 2005 were installed on HPS Exchange, and we have completed some conversions from other front-end processors, so that HPS Exchange represented approximately 43% of our total processing volume for the three months ended June 30, 2005, up from 33% for the three months ended June 30, 2004. We expect the increasing share of HPS Exchange in our total merchant base to continue in the future. Included in processing and servicing expense was $43,000 of payroll processing costs for the three months ended June 30, 2005, which increased 2.4% from $42,000 for the three months ended June 30, 2004.

Customer acquisition costs increased 38.9% from $5.3 million for the three months ended June 30, 2004 to $7.4 million for the three months ended June 30, 2005. The amortization of signing bonuses increased from $2.8 million for the three months ended June 30, 2004 to $3.4 million for the three months ended June 30, 2005, while the accrued buyout cost amortization grew from $1.8 million for the three months ended June 30, 2004 to $2.5 million for the three months ended June 30, 2005. Increases in new merchant account generation activity, as reflected by signing bonus payments, which increased from $5.4 million for the three months ended June 30, 2004 to $5.7 million for the three months ended June 30, 2005, were responsible for increases in the amortization of both the accrued buyout costs and signing bonuses.

Depreciation and amortization expenses increased 33.5% from $1.0 million for the three months ended June 30, 2004 to $1.3 million for the three months ended June 30, 2005. The increase was primarily due to the purchase of information technology equipment to support the network and the development of HPS Exchange. Additionally, we capitalized salaries and fringe benefits and other expenses incurred by employees that worked on internally developed software projects. Amortization does not begin on the internally developed software until the project is complete and placed in service, at which time we begin to amortize the asset over three years. The capitalized amounts decreased from $455,000 for the three months ended June 30, 2004 to $410,000 for the three months ended June 30, 2005. The total amount of capitalized projects placed in service for the three months ended June 30, 2005 and 2004 was $415,000 and $43,000, respectively.

Selling and administrative.   Selling and administrative expenses increased 25.1% from $7.4 million for the three months ended June 30, 2004 to $9.3 million for the three months ended June 30, 2005. The increase was primarily due to added costs necessary to continue building our corporate and marketing infrastructure to meet our sales initiatives. Selling and administrative expenses as a percentage of total net revenue declined from 5.0% for the three months ended June 30, 2004 to 4.4% for the three months ended June 30, 2005, as revenue growth outpaced the increase in expenses. Our payroll operation’s selling and administrative expenses increased by 14.3% from $447,000 for the three months ended June 30, 2004 to $511,000 for the three months ended June 30, 2005.

Income from operations.  For the reasons described above, income from operations improved from $3.9 million for the three months ended June 30, 2004 to $8.1 million for the three months ended June 30, 2005

Interest income.   Interest income increased from $42,000 to $111,000 in the three months ended June 30, 2004 and 2005, respectively, due primarily to increased interest rates.

Interest expense.   Interest expense increased from $315,000 for the three months ended June 30, 2004 to $538,000 for the three months ended June 30, 2005. Most of our interest expense arises from the fact that our sponsor bank advances interchange fees to most of our merchants, and we pay the sponsor bank prime rate on those balances. Those balances were higher for the three months ended June 30, 2005 due to increased processing volume. This was partially offset by a decrease in interest expense resulting from repayments of the principal of the financing arrangements as the outstanding balance declined from $14.3 million as of June 30, 2004 to $9.1 million as of June 30, 2005.

Fair value adjustment for warrants with mandatory redemption provisions.   We recognized expense of $0.2 million during the three months ended June 30, 2005 to adjust the warrants’ value to $11.00 per share, the estimated fair value. The adjustment for the three months ended June 30, 2004 was $0.2 million.

Other, net.   Other, net expense of $28,000 was recorded for the three months ended June 30, 2005 as the result of disposals of fixed assets.

Income Tax.   Income taxes for the three months ended June 30, 2005 were $3.1 million using an effective tax rate of 41.7%. This represented a decrease from the 43.1% effective rate for the second quarter of 2004 which resulted in taxes of $1.5 million.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

The following table shows certain income statement data as a percentage of revenue for the periods indicated (in thousands of dollars):

	Six Months Ended June 30, 2005	% of Total Net Revenue	Six Months Ended June 30, 2004	% of Total Net Revenue
					Change
					Amount	%
Revenue:
Gross processing revenue	$372,901	98.2%	$266,895	98.7%	$106,006	39.7%
Other revenue, net	6,656	1.8%	3,606	1.3%	3,050	84.6%
Total net revenue	379,557	100.0%	270,501	100.0%	109,056	40.3%
Costs of Services:
Interchange	275,550	72.6%	195,446	72.3%	80,104	41.0%
Dues and assessments	14,314	3.8%	10,534	3.9%	3,780	35.9%
Processing and servicing	42,353	11.2%	31,616	11.7%	10,737	34.0%
Customer acquisition costs	13,241	3.5%	9,462	3.5%	3,779	39.9%
Depreciation and amortization	2,609	0.7%	1,869	0.7%	740	39.6%
Total costs of services	348,067	91.7%	248,927	92.0%	99,140	39.8%
Selling and administrative	18,279	4.8%	14,660	5.4%	3,619	24.7%
Total expenses	366,346	96.5%	263,587	97.4%	102,759	39.0%
Income from operations	13,211	3.5%	6,914	2.6%	6,297	91.1%
Other income (expense):
Interest income.	183	—	80	—	103	128.8%
Interest expense	(973)	(0.3)%	(613)	(0.2)%	(360)	(58.7)%
Fair value adjustment for warrants with mandatory redemption provisions	(292)	(0.1)%	(211)	(0.1)%	(81)	(38.4)%
Other, net	7	—	833	0.3%	(826)	(99.2)%
Total other income (expense)	(1,075)	(0.3)%	89	—	(1,164)	(1,307.9)%
Income before income taxes	12,136	3.2%	7,003	2.6%	5,133	73.3%
Provision for income taxes	5,061	1.3%	2,936	1.1%	2,125	72.4%
Net income	$7,075	1.9%	$4,067	1.5%	$3,008	74.0%

Revenue.   Total net revenue increased 40.3% from $270.5 million for the six months ended June 30, 2004 to $379.6 million for the six months ended June 30, 2005, primarily as a result of a 39.7% increase in our gross processing revenue from $266.9 million for the six months ended June 30, 2004 to $372.9 million for the six months ended June 30, 2005. Our processing volume for the six months ended June 30, 2005 increased 36.6% to $15.4 billion, compared to $11.3 billion for the six months ended June 30, 2004. These increases in gross processing revenue and processing volume were primarily attributable to a net increase in merchant accounts, with the number of merchant accounts growing by 28.5% from 79,000 as of June 30, 2004 to 101,500 as of June 30, 2005. The increase in new merchant accounts during this period was primarily the result of the growth in our sales force, combined with improved production from our existing sales force. The sales force grew by 14.2% from 789 at June 30, 2004 to 901 at June 30, 2005. Gross processing revenue also includes payroll processing fees, which increased by 22.2% from $1.8 million for the six months ended June 30, 2004 to $2.2 million for the six months ended June 30, 2005. Total net revenue also includes other revenue, net which increased by 84.6% from $3.6 million for the six months ended June 30, 2004 to $6.7 million for the six months ended June 30, 2005. The increase in other revenue was primarily due to increases in annual fees, and equipment related income.

Costs of services.  Costs of services increased 39.8% from $248.9 million for the six months ended June 30, 2004 to $348.1 million for the six months ended June 30, 2005 due primarily to an increase in interchange fees, which resulted from higher processing volume. Cost of services represented 91.7% and

92.0% of total net revenue for the six months ended June 30, 2005 and 2004, respectively. Interchange fees represented 72.6% of total net revenue for the six months ended June 30, 2005 and 72.3% of total net revenue for the six months ended June 30, 2004. Dues and assessments increased 35.9% from $10.5 million for the six months ended June 30, 2004 to $14.3 million for the six months ended June 30, 2005 due to the increased processing volume. As a percentage of total net revenue, dues and assessments declined from 3.9% to 3.8% for the six months ended June 30, 2004 and 2005, respectively.

Processing and servicing expense increased by $10.7 million, or 34.0%, in the six months ended June 30, 2005 compared to the six months ended June 30, 2004 and as a percentage of total net revenue declined from 11.7% for the six months ended June 30, 2004 to 11.2% for the six months ended June 30, 2005. The increase in processing and servicing was due primarily to costs associated with increased volume, a $3.4 million increase in residual commission payments to our Relationship Managers and sales managers related to their portion of the growth in our gross margin, and the addition of 82 sales, risk and underwriting support personnel in the service center. Since our sales organization is 100% commission-based, increases in processing income directly impact commissions in cost of services. Processing and servicing as a percentage of total net revenue decreased primarily due to improved merchant pricing, leveraging the lower costs of our internally developed front-end processing system, HPS Exchange, and growth in our services center staff that was slower than our revenue growth. Over 63% of new merchants installed during the six months ended June 30, 2005 were installed on HPS Exchange, and we have completed some conversions from other front-end processors, so that HPS Exchange represented approximately 42% of our total processing volume for the six months ended June 30, 2005, up from 31% for the six months ended June 30, 2004. We expect the increasing share of HPS Exchange in our total merchant base to continue in the future. Included in processing and servicing expense was $94,000 of payroll processing costs for the six months ended June 30, 2005, which increased 20.5% from $78,000 for the six months ended June 30, 2004.

Customer acquisition costs increased 39.9% from $9.5 million for the six months ended June 30, 2004 to $13.2 million for the six months ended June 30, 2005. The amortization of signing bonuses increased from $5.4 million for the six months ended June 30, 2004 to $6.7 million for the six months ended June 30, 2005, while the accrued buyout cost amortization grew from $3.4 million for the six months ended June 30, 2004 to $4.8 million for the six months ended June 30, 2005. Increases in new merchant account generation activity, as reflected by signing bonus payments, which increased from $9.5 million for the six months ended June 30, 2004 to $9.7 million for the six months ended June 30, 2005, were responsible for increases in the amortization of both the accrued buyout costs and signing bonuses.

Depreciation and amortization expenses increased 39.6% from $1.9 million for the six months ended June 30, 2004 to $2.6 million for the six months ended June 30, 2005. The increase was primarily due to the purchase of information technology equipment to support the network and the development of HPS Exchange. Additionally, we capitalized salaries and fringe benefits and other expenses incurred by employees that worked on internally developed software projects. Amortization does not begin on the internally developed software until the project is complete and placed in service, at which time we begin to amortize the asset over six years. The capitalized amounts increased from $680,000 for the six months ended June 30, 2004 to $844,000 for the six months ended June 30, 2005. The total amount of capitalized projects placed in service for the six months ended June 30, 2005 and 2004 was $477,000 and $43,000, respectively.

Selling and administrative.   Selling and administrative expenses increased 24.7% from $14.7 million for the six months ended June 30, 2004 to $18.3 million for the six months ended June 30, 2005. The increase was primarily due to added costs necessary to continue building our corporate and marketing infrastructure to meet our sales initiatives. Selling and administrative expenses as a percentage of total net revenue declined from 5.4% for the six months ended June 30, 2004 to 4.8% for the six months ended June 30, 2005, as revenue growth outpaced the increase in expenses. Our payroll operation’s selling and administrative expenses increased by 7.8% from $896,000 for the six months ended June 30, 2004 to $966,000 for the six months ended June 30, 2005.

Income from operations.  For the reasons described above, income from operations improved from $6.9 million for the six months ended June 30, 2004 to $13.2 million for the six months ended June 30, 2005

Interest income.   Interest income increased from $80,000 to $183,000 in the six months ended June 30, 2004 and 2005, respectively, due primarily to increased interest rates.

Interest expense.   Interest expense increased from $613,000 for the six months ended June 30, 2004 to $973,000 for the six months ended June 30, 2005. Most of our interest expense arises from the fact that our sponsor bank advances interchange fees to most of our merchants, and we pay the sponsor bank prime rate on those balances. Those balances were higher for the six months ended June 30, 2005 due to increased processing volume. This was partially offset by a decrease in interest expense resulting from repayments of the principal of the financing arrangements as the outstanding balance declined from $14.3 million as of June 30, 2004 to $9.1 million as of June 30, 2005.

Fair value adjustment for warrants with mandatory redemption provisions.   We recognized expense of $0.3 million during the six months ended June 30, 2005 to adjust the warrants’ value to $11.00 per share, the estimated fair value. The adjustment for the six months ended June 30, 2004 was $0.2 million.

Other, net.   Other, net decreased from income of $0.8 million for the six months ended June 30, 2004 to income of $7,000 for the six months ended June 30, 2005. This decrease was attributable to proceeds from a legal settlement received during the six months ended June 30, 2004.

Income Tax.   Income taxes for the six months ended June 30, 2005 were $5.1 million using an effective tax rate of 41.7%. This represented an increase from the 41.9% effective rate for the six months ended June 30, 2004, which resulted in taxes of $2.9 million.

Selected Balance Sheet Information

	June 30	December 31,
	2005	2004
	(in thousands)
Cash and cash equivalents	$14,393	$13,237
Receivables	75,091	64,325
Capitalized customer acquisition costs, net	38,419	34,247
Property and equipment, net	14,052	10,944
Total assets	154,833	133,926

Due to sponsor bank	54,041	45,153
Accounts payable	27,584	27,103
Total liabilities	141,555	127,827
Total stockholders’ equity	13,278	6,099